For the fiscal year ended:  11/30/99
File number:  811-07491


                        SUB-ITEM 77M
                           Mergers


        At a Special Meeting of Shareholders held on
                          December
23, 1999, the shareholders of Prudential


Distressed Securities Fund, Inc. (the Fund)


approved an Agreement and Plan of Merger whereby


all of the assets of the Fund were merged in to


Prudential High Yield Total Return Fund, Inc., in


exchange solely for Class A, Class B, Class C and


Class Z shares of Prudential Distressed Securities


Fund, Inc. and the High Yield Total Return Fund's


assumption of all of the liabilities, if any, of


the Fund followed by the distribution of High


Yield Total Return Fund's shares to shareholders


of the Fund in liquidation of the Fund, effective


January 14, 2000.














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